Exhibit 99.2

Unaudited interim consolidated financial statements of

Intellipharmaceutics
International Inc.

May 31, 2011

Intellipharmaceutics International Inc.
May 31, 2011

Table of contents

Unaudited consolidated balance sheets	1

Unaudited interim consolidated statements of operations and comprehensive loss	2

Unaudited interim consolidated statements of shareholders’ (deficiency) equity	3

Unaudited interim consolidated statements of cash flows	4

Notes to the unaudited interim consolidated financial statements	5-18

Intellipharmaceutics International Inc.
Unaudited consolidated balance sheets
As at
(Stated in U.S. dollars)
	May 31	November 30
	2011	2010
	$	$

Assets
Current
Cash and cash equivalents	8,478,270	789,136
Accounts receivable	1,726	1,619
Investment tax credits	789,577	1,184,345
Prepaid expenses, sundry and other assets	289,974	142,379
	9,559,547	2,117,479

Deferred offering cost	-	224,673
Property and equipment, net (Note 4)	998,712	925,554
	10,558,259	3,267,706

Liabilities
Current
Accounts payable	917,432	612,957
Accrued liabilities (Note 5)	385,670	321,030
Employee cost payable (Note 7)	607,824	575,625
Current portion of capital lease obligations	4,062	13,230
Due to related parties (Note 6)	1,416,880	1,635,842
	3,331,868	3,158,684

Warrant liability (Note 12)	11,152,475	7,161
Deferred revenue	8,905	8,905
	14,493,248	3,174,750

Shareholders' equity
Capital stock (Note 8 and 9)
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
15,771,329 common shares	147,152	16,969
(2010 - 10,907,054)
Additional paid-in capital	20,086,086	19,369,005
Accumulated other comprehensive loss	(408,408)	(225,476)
Deficit	(23,759,819)	(19,067,542)
	(3,934,989)	92,956
Contingencies (Note 14)
	10,558,259	3,267,706

See accompanying notes to unaudited interim financial statements

Intellipharmaceutics International Inc.
Unaudited interim consolidated statements of operations and comprehensive loss

(Stated in U.S. dollars)
	Three Months ended		Six Months ended
	May 31, 2011	May 31, 2010	May 31, 2011	May 31, 2010

	$	$	$	$

Revenue
Research and development	-	1,449,624	-	1,452,221
	-	1,449,624	-	1,452,221

Expenses
Research and development	1,434,419	1,174,769	2,623,915	1,874,427
Selling, general and administrative	912,791	682,628	1,443,433	1,386,657
Depreciation	53,832	60,898	104,345	115,883
	2,401,042	1,918,295	4,171,693	3,376,967

Loss from operations	(2,401,042)	(468,671)	(4,171,693)	(1,924,746)
Fair value adjustment of derivative liabilty (Note 12)	565,877	110,157	1,600,947	132,021
Financing expense	(134,247)	-	(2,357,732)	-
Net foreign exchange gain	6,854	46,592	255,519	74,956
Interest income	15,409	20,101	25,597	23,734
Interest expense	(21,634)	(24,626)	(44,915)	(49,965)
Loss	(1,968,783)	(316,447)	(4,692,277)	(1,744,000)
Other comprehensive income (loss)
Foreign exchange translation adjustment	41,991	29,907	(182,932)	37,253
Comprehensive loss	(1,926,792)	(286,540)	(4,875,209)	(1,706,747)

Loss per common share, basic and diluted	(0.12)	(0.03)	(0.33)	(0.16)

Weighted average number of common
shares outstanding, basic and diluted	15,757,720	10,907,057	14,075,523	10,907,057

See accompanying notes to unaudited interim consolidated financial statements

Intellipharmaceutics International Inc.
Unaudited interim consolidated statements of shareholders' (deficiency) equity for the year ended November 30, 2010, and six month period ended
May 31, 2011
(Stated in U.S. dollars)
				Accumulated		Total
			Additional	other		shareholders'
	Common shares		paid-in	comprehensive		equity
	Number	Amount	capital	income (loss)	Deficit	(deficiency)
		$	$	$	$	$

Balance, November 30, 2009	10,907,054	16,969	18,263,340	(341,844)	(13,306,451)	4,632,014

Adjustment of share issuance cost	-	-	68,328	-	-	68,328
Stock options to broker	-	-	13,711	-	-	13,711
Stock options to employees	-	-	964,016	-	-	964,016
Stock options to non-management
board members			59,610			59,610
Other comprehensive gain (net of tax - $Nil)	-	-	-	116,368	-	116,368
Loss	-	-	-	-	(5,761,091)	(5,761,091)
	-	-	1,105,665	116,368	(5,761,091)	(4,539,058)

Balance, November 30, 2010	10,907,054	16,969	19,369,005	(225,476)	(19,067,542)	92,956
Issuance of common shares (Note 8)	4,800,000	-	-	-	-	-
Shares issued for options exercised	25,000	130,183	(37,018)	-	-	93,165
Stock options to employees	-	-	598,476	-	-	598,476
Stock options to non-management board members	-	-	(5,907)	-	-	(5,907)
DSU's to non-management board members		-	20,094	-	-	20,094
Issuance of shares on exercise of cashless warrants	39,354	-	141,436	-	-	141,436
Other comprehensive loss (net of tax - $Nil)	-	-	-	(182,932)	-	(182,932)
Loss for the period	-	-	-	-	(4,692,277)	(4,692,277)
Cancellation on shares exchanged	(79)
	4,864,275	130,183	717,081	(182,932)	(4,692,277)	(4,027,945)
Balance, May 31, 2011	15,771,329	147,152	20,086,086	(408,408)	(23,759,819)	(3,934,989)

See accompanying notes to unaudited interim consolidated financial statements

Intellipharmaceutics International Inc.
Unaudited interim consolidated statements of cash flows

(Stated in U.S. dollars)
	Three months ended		Six months ended
	May 31, 2011	May 31, 2010	May 31, 2011	May 31, 2010
	$	$	$	$

Loss	(1,968,783)	(316,447)	(4,692,277)	(1,744,000)
Items not affecting cash
Depreciation	53,832	60,898	104,345	115,883
Stock-based compensation (Notes 9 & 10)	143,232	443,116	605,952	448,354
Interest accrual	21,467	23,454	44,772	47,829
Fair value adjustment of derivative liability	(565,877)	(110,156)	(1,600,947)	(132,021)
Financing expense	134,247	-	1,026,743	-
Unrealized foreign exchange (gain) loss	(103,566)	26,929	110,441	74,473

Change in non-cash operating assets & liabilities
Accounts receivable	(47)	(1,310)	(107)	3,049
Investment tax credits	(95,788)	779,731	466,024	730,194
Prepaid expenses and sundry assets	(93,389)	56,557	(143,934)	49,882
Accounts payable and accrued liabilities	591,978	(353,580)	192,927	(1,196,106)
Deferred revenue	-	(1,439,394)	-	(1,440,421)
Cash flows used in operating activities	(1,882,694)	(830,202)	(3,886,061)	(3,042,884)

Financing activities
Payments due to related parties	-	(104,344)	(351,229)	(860,104)
Repayment of capital lease obligations	(4,311)	(9,597)	(9,968)	(17,891)
Issuance of common shares on exercise of stock options	-	-	90,818	-
Proceeds from issuance of shares and warrants, gross (Note 8)	-	-	12,000,000	-
Cash flows (used in) from financing activities	(4,311)	(113,941)	11,729,621	(877,995)

Investing activity
Purchase of property and equipment	(174,107)	(104,052)	(177,503)	(116,615)
Cash flows used in investing activities	(174,107)	(104,052)	(177,503)	(116,615)

Effect of foreign exchange gain on
cash held in foreign currency	1,177	68,875	23,077	91,782

(Decrease) increase in cash	(2,059,935)	(979,320)	7,689,134	(3,945,712)
Cash, beginning of period	10,538,205	5,048,100	789,136	8,014,492

Cash and cash equivalents, end of period	8,478,270	4,068,780	8,478,270	4,068,780

Supplemental cash flow information
Interest paid	-	-	113,940	105,903
Taxes paid	-	-	-	-

See accompanying notes to unaudited interim consolidated financial statements

Intellipharmaceutics International Inc.
Notes to the unaudited interim consolidated financial statements
For the three and six months ended May 31, 2011 and 2010
(Stated in U.S. dollars)

1.	Nature of operations

Intellipharmaceutics International Inc. (“IPC” or the “Company”) is a pharmaceutical company specializing in the research, development and manufacture of novel or generic controlled-release and targeted-release oral solid dosage drugs.

The shareholders of IntelliPharmaCeutics Ltd. (“IPC Ltd”), and Vasogen Inc. (“Vasogen”) approved a plan of arrangement and merger whereby IPC Ltd. combined with Vasogen to continue as a newly incorporated publicly traded entity to be called Intellipharmaceutics International Inc. (“the IPC Arrangement Agreement”)  at their respective shareholder meetings on October 19, 2009. The completion of the arrangement on October 22, 2009 resulted in a new publicly traded company, Intellipharmaceutics International Inc. incorporated under the laws of Canada and traded on the TSX and NASDAQ.

Separately, Vasogen entered into an arrangement agreement with Cervus LP (“Cervus”), an Alberta based limited partnership that reorganized Vasogen prior to completion of the transaction with the Company and provided gross proceeds to Vasogen of approximately Cdn $7.5 million in non-dilutive capital.

The Company’s principal business activities are focused on the research, development and manufacture of novel or generic controlled release and targeted release oral, solid dosage drugs. The Company earns revenues from development contracts which provide upfront fees, milestone payments, reimbursement of certain expenditures and royalty income upon commercialization of its products. The Company has incurred losses from operations since inception, and has an accumulated deficit of $23,759,819 as at May 31, 2011 (November 30, 2010 - $19,067,542). Previously, the Company has funded its research and development activities through the issuance of capital stock, loans from related parties, funds from the IPC Arrangement Agreement and funds received under development agreements. There is no certainty that such funding will be available going forward.

As the Company has several projects in the research and development stage, it expects to incur additional losses and require additional financial resources to support its operating activities for the foreseeable future. The continuation of the Company’s research and development activities and the commercialization of its products are dependent upon the Company’s ability to successfully complete its research programs, protect its intellectual property, obtain regulatory approvals and finance its cash requirements on an ongoing basis.

2.	Basis of presentation

Basis of consolidation

These unaudited interim consolidated financial statements include the accounts of the Company and its wholly owned operating subsidiaries, IntelliPharmaCeutics Ltd. (“IPC Ltd.”), Intellipharmaceutics Corp. (“IPC Corp”), Vasogen Ireland Ltd. (“VIL”) and Vasogen Corp. (“VUS”).

These unaudited interim consolidated financial statements have been prepared using the same accounting policies, and methods as those used by the Company in the annual audited consolidated financial statements for the year ended November 30, 2010, except as described below under “recently adopted accounting pronouncements”. The unaudited interim consolidated financial statements reflect all adjustments necessary for the fair presentation of the Company’s financial position and results of operation for the interim periods presented.

All significant inter-company accounts and transactions have been eliminated on consolidation.

Intellipharmaceutics International Inc.
Notes to the unaudited interim consolidated financial statements
For the three and six months ended May 31, 2011 and 2010
(Stated in U.S. dollars)

3.	Significant accounting policies

(a)	Cash and cash equivalents

The Company considers all highly liquid securities with an original maturity of three months or less to be cash equivalents. Cash and cash equivalent balances consist of Bankers acceptance and bank accounts with variable, market rates of interest.

The financial risks associated with these instruments are minimal and the Company has not experienced any losses from investments in these securities. The carrying amount of cash and cash equivalents approximates its fair value due to its short-term nature.

(b)	Warrants

The Company evaluates all of its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value using the appropriate valuation methodology and is then re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of operations.

(c)	Recently adopted accounting pronouncements

In October 2009, the FASB issued Accounting Standards Update 2009-13, Revenue Recognition (“ASU 2009-13”). ASU 2009-13 amends the criteria for separating consideration in multiple-deliverable revenue arrangements, and establishes a hierarchy of selling prices to determine the selling price of each specific deliverable. As part of this, ASU 2009-13 eliminates the residual method for allocating revenue among the elements of an arrangement and requires that consideration be allocated at the inception of an arrangement. As well, it expands disclosure requirements. ASU 2009-13 is effective for fiscal years beginning on or after June 15, 2010. The Company has adopted this standard on December 1, 2010.  The adoption did not have an impact on the Company’s 2011 interim financial statements for the three and six months ended May 31, 2011.

On April 29, 2010, the FASB issued ASU 2010-17, which establishes a revenue recognition model for contingent consideration that is payable upon the achievement of an uncertain future event, referred to as a milestone. The scope of the ASU is limited to research or development arrangements and requires an entity to record the milestone payment in its entirety in the period received if the milestone meets all the necessary criteria to be considered substantive. However, entities would not be precluded from making an accounting policy election to apply another appropriate accounting policy that results in the deferral of some portion of the arrangement consideration. The ASU is effective for fiscal years, and interim periods within those fiscal years, beginning on or after June 15, 2010. Early application is permitted. Entities can apply this guidance prospectively to milestones achieved after adoption. However, retrospective application to all prior periods is also permitted. The Company has adopted this standard on December 1, 2010.  The adoption did not have an impact on the Company’s 2011 interim financial statements for the three and six months ended May 31, 2011.

Intellipharmaceutics International Inc.
Notes to the unaudited interim consolidated financial statements
For the three and six months ended May 31, 2011 and 2010
(Stated in U.S. dollars)

4.	Property and equipment

			May 31, 2011
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Computer equipment	179,166	136,533	42,633
Computer software	31,765	23,285	8,480
Furniture and fixtures	103,471	71,750	31,721
Laboratory equipment	2,038,539	1,176,510	862,029
Leasehold improvements	923,751	923,082	669
Lab equipment under capital lease	63,658	34,782	28,876
Computer under capital lease	79,346	55,042	24,304
	3,419,696	2,420,984	998,712

			November 30, 2010
		Accumulated	Carrying
	Cost	amortization	value
	$	$	$

Computer equipment	176,068	129,050	47,018
Computer software	31,664	20,415	11,249
Furniture and fixtures	103,140	68,066	35,074
Laboratory equipment	1,867,965	1,096,161	771,804
Leasehold improvements	920,808	920,808	-
Lab equipment under capital lease	63,455	31,501	31,954
Computer under capital lease	79,093	50,638	28,455
	3,242,193	2,316,639	925,554

Depreciation for the three and six months ended May 31, 2011 was $53,832 and $104,345, respectively (three and six months ended May 31, 2010 was $60,898 and $115,883, respectively).

5.	Accrued liabilities

	May 31,	November 30,
	2011	2010
	$	$

Professional fees	179,588	242,107
Other	206,082	78,923
	385,670	321,030

6.	Due to related parties

Amounts due to the related parties are payable to entities controlled by two shareholders who are also officers and directors of the Company.

Intellipharmaceutics International Inc.
Notes to the unaudited interim consolidated financial statements
For the three and six months ended May 31, 2011 and 2010
(Stated in U.S. dollars)

6.	Due to related parties (continued)

	May 31,	November 30,
	2011	2010
	$	$
Promissory note payable to two directors and officers
of the Company, unsecured 6% annual interest
rate on the outstanding loan balance (i)
(2011 - Cdn $1,344,223; 2010 - Cdn $1,651,188)	1,387,800	1,608,405
Note payable to an entity controlled by
shareholders, officers and directors of the
Company, unsecured, non-interest bearing
with no fixed repayment terms.
(2011 - Cdn $28,167; 2010 - Cdn $28,167)	29,080	27,437
	1,416,880	1,635,842

Interest expense on the promissory note payable to related parties for the three and six months ended May 31, 2011 is $20,764 and $44,671 (the three and six months ended May 31, 2010 is $22,976 and $47,335) and has been included in the consolidated statement of operations.

(i)
Effective October 22, 2009, the promissory note dated September 10, 2004 issued by IPC Corp to Dr. Isa Odidi and Dr. Amina Odidi (the “Promissory Note”) was amended to provide that the principal amount thereof shall be payable when payment is required solely out of (i) revenues earned by IPC Corp following the effective date, and/or proceeds received by any IPC Company from any offering of its securities following the effective date, other than the securities offering completed on February 1, 2011, and/or amounts received by IPC Corp for the scientific research tax credits received after the effective date for research expenses of IPC Corp incurred before the effective date and (ii) up to Cdn$800,000 from the Net Cash (as defined in the IPC Arrangement Agreement). During the six months ended May 31, 2011, $237,289 (Cdn$236,459) and an interest payment of $113,940 (Cdn$113,541) of the promissory note was repaid by the Company in accordance with the terms of the IPC Arrangement Agreement.

7.	Employee costs payable

As at May 31, 2011, the Company had $472,619 (November 30, 2010 - $472,619) in unpaid salary payable to Dr. Isa Odidi and Dr. Amina Odidi, principal shareholders, directors and executive officers of the Company and $135,205 (November 30, 2010 - $103,006) for other amounts payable to certain employees.

8.	Capital stock

Authorized, issued and outstanding

The Company is authorized to issue an unlimited number of common shares, all without nominal or par value and an unlimited number of preference shares. As at May 31, 2011 and November 30, 2010 the Company has 15,771,329 and 10,907,054 common shares issued and outstanding, respectively, and no preference shares issued and outstanding.

A company (“Odidi Holdco”) owned by two officers and directors of IPC owns 5,997,751 common shares or approximately 38% of IPC.

Each common share of the Company entitles the holder thereof to one vote at any meeting of shareholders of the Company, except meetings at which only holders of a specified class of shares are entitled to vote. Common shares of the Company are entitled to receive, as and when declared by the board of the Company, dividends in such amounts as shall be determined by the board of the Company. The holders of common shares of the Company have the right to receive the remaining property of the Company in the event of liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary.

Intellipharmaceutics International Inc.
Notes to the unaudited interim consolidated financial statements
For the three and six months ended May 31, 2011 and 2010
(Stated in U.S. dollars)

8.	Capital stock (continued)

Authorized, issued and outstanding (continued)

The preference shares may at any time and from time to time be issued in one or more series. The board of directors will, by resolution, from time to time, before the issue thereof, fix the rights, privileges, restrictions and conditions attaching to the preference shares of each series. Except as required by law, the holders of any series of preference shares will not as such be entitled to receive notice of, attend or vote at any meeting of the shareholders of the Company. Holders of preference shares will be entitled to preference with respect to payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, on such shares over the common shares of the Company and over any other shares ranking junior to the preference shares.

The Company was able to negotiate certain reduced stock issuance costs in connection with becoming a publicly traded company in 2009. The estimate used in preparation of the November 30, 2009 financial statements was higher than the amount eventually paid during the second quarter of fiscal 2010, which resulted in an adjustment of $54,454 in the statement of shareholders’ (deficiency) equity for the year ended November 30, 2010. In addition as described in Note 9, the Company issued an additional 32,722 broker options related to this transaction.

The fair value of these stock options using the Black-Scholes options pricing model was less than the estimated fair value of these stock options recorded in the 2009 year-end financial statements which resulted in a further adjustment of $13,874 for the year ended November 30, 2010. These adjustments have been recorded as credits to additional paid in capital.

On February 1, 2011 the Company completed a private offering for the sale and issuance of 4,800,000 units of the Company. Each unit consisted of one share of common stock, a five year Series A common share purchase warrant to purchase one half of a share of common stock at an exercise price of $2.50 per whole share and a two year Series B common share purchase warrant to purchase one half of a share of common stock at an exercise price of $2.50 per whole share for gross proceeds of $12,000,000.   The Company also issued to the placement agents 96,000 warrants to purchase a share of common stock at an exercise price of $3.125 per whole share. The holders of Series A and Series B common share purchase warrants and placement agents warrants are entitled to a cashless exercise under which the number of shares to be issued will be based on the number of shares for which warrants are exercised times the difference between market price of common share and the exercise price divided by the market price. Under U.S. GAAP where the strike price of the warrants is denominated in a currency other than an entity's functional currency, the warrants would not be considered indexed to the entity’s own stock, and would consequently be considered to be a derivative liability. Also under U.S. GAAP, warrants with the cashless exercise option satisfying the explicit net settlement criteria are considered a derivative liability. The Series A, Series B common share purchase warrants and placement agents warrants are denominated in U.S. dollars and IPC’s functional currency is Cdn dollars. As a result, the Company determined that these warrants are not considered indexed to the Company’s own stock and characterized the fair value of these warrants as derivative liabilities upon issuance. The derivative will be subsequently marked to market through statement of operations.

The Company incurred Financing expenses of $2,357,732, which includes placement agent warrants with a fair value of $229,005.

The Company determined that the fair value of the warrant liability at issuance to be $12,655,582 based upon a Black-Scholes Options Pricing Model calculation (Note 12). The Company recorded the full value of the derivative as a liability at issuance with an offset to valuation discount. As the fair value of the liability of $12,655,582 exceeded the proceeds of $12,000,000, the excess of the liability over the proceeds amount of $655,582 was considered to be a cost of the private offering, which was included in the financing expenses.

Intellipharmaceutics International Inc.
Notes to the unaudited interim consolidated financial statements
For the three and six months ended May 31, 2011 and 2010
(Stated in U.S. dollars)

9.	Options

All grants of options to employees after October 22, 2009 are made from the Employee Stock Option Plan (the “Employee Stock Option Plan”). The maximum number of common shares issuable under the Employee Stock Option Plan is limited to 10% of the issued and outstanding common shares of the Company from time to time, or 1,577,133 based on the number of issued and outstanding common shares as at May 31, 2011. As at May 31, 2011, 365,714 options are outstanding under the employee stock option plan. Each option granted allows the holder to purchase one common share at an exercise price not less than the closing price of the Company's common shares on the Toronto Stock Exchange on the last trading day prior to the grant of the option.

Options granted under these plans generally have a maximum term of 10 years and generally vest over a period of up to three years. As at May 31, 2011, there were 1,211,419 options available for grant under the Employee Stock Option Plan.

In August 2004, the Board of Directors of IPC Ltd. approved a grant of 2,763,940 stock options, to two executives who were also the principal shareholders of IPC Ltd. The vesting of these options is contingent upon the achievement of certain performance milestones. These options were still outstanding as at May 31, 2011 and will expire in 2014.

In addition to the Employee Stock Option Plan, in connection with becoming a publicly traded company in 2009 IPC Ltd. issued 87,256 broker options to purchase common shares of IPC that were still outstanding as at May 31, 2011. The fair values of these broker options of $161,833 were recorded as a charge to additional paid-in capital and a charge to share issuance costs in additional paid-in capital.

In the three and six months ended May 31, 2011, a grant of 45,000 stock options to non-management board members and a grant of 191,000 stock options to employees were issued.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes Option-Pricing Model, consistent with the provisions of Accounting Standards Codification topic ASC 718.

Option pricing models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options. The assumptions presented in the table below represent the weighted average of the applicable assumption used to value stock options at their grant date.

The Company calculates expected volatility based on historical volatility of the Company’s peer group that is publicly traded. The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated based on an average of the term of the options. The risk free rate assumed in valuing the options is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option. The expected dividend yield percentage at the date of grant is Nil as the Company is not expected to pay dividends in the foreseeable future.

Details of stock option transactions are as follows:

			May 31, 2011
		Weighted
		average	Weighted
		exercise	average
	Number of	price per	grant date
	options	per share	fair value
		$	$

Outstanding, beginning of period, November 30, 2010	3,038,698	5.53	2.87
Granted	236,000	3.42	1.86
Exercised	(25,000)	3.62	1.55
Expired	(32,788)	4.25	0.42
Outstanding, end of period, May 31, 2011	3,216,910	5.42	2.83

Options exercisable, end of period	1,629,607	7.20	3.98

Intellipharmaceutics International Inc.
Notes to the unaudited interim consolidated financial statements
For the three and six months ended May 31, 2011 and 2010
(Stated in U.S. dollars)

9.	Options (continued)

As of May 31, 2011, the exercise prices, weighted average remaining contractual life of outstanding options and weighted average grant date fair values were as follows:

				Options outstanding	Options exercisable
		Weighted	Weighted	Weighted		Weighted	Weighted
		average	average	average		average	average
		exercise	remaining	grant		exercise	grant
	Number	price per	contract	due	Number	price per	date
	outstanding	share	life (years)	fair value	exercisable	share	fair value
		$		$		$	$

Under 10.00	3,172,618	3.69	3.8	1.65	1,585,315	3.69	1.65
10.00 - 100.00	36,065	39.52	6.3	31.02	36,065	39.52	31.02
300.00 - 500.00	4,004	330.92	4.8	223.34	4,004	330.92	223.34
500.00 - 1,000.00	4,190	705.99	1.8	435.50	4,190	705.99	435.50
1,000.00 - 1,500.00	33	1,149.13	2.9	709.18	33	1,149.13	709.18
	3,216,910	$5.42			1,629,607	$7.20

Total unrecognized compensation cost relating to the unvested performance based stock options at May 31, 2011 is approximately $2,214,000 (November 30, 2010 - $2,656,800). A total of 2,763,940 performance-based stock options have been granted to date of which 1,381,970 have been vested as of May 31, 2011. These vest upon the achievement of certain performance conditions.

In the three months ended May 31, 2011, no compensation cost has been recognized for the remaining unvested performance based options. In the six months ended May 31, 2011, the Company recorded stock based compensation expense of $442,800 related to meeting the performance criteria of 276,394 options.

No stock options were exercised in the three months ended May 31, 2011. 25,000 options were exercised in the six months ended May 31, 2011 for a cash consideration of $90,500.

During the three and six months ended May 31, 2011, the Company`s stock-based compensation relating to option grants recorded in selling, general and administration expense were $39,164 and $47,519 respectively (three and six months ended May 31, 2010 - $5,238 and $2,907).

During the three and six months ended May 31, 2011, the Company`s stock-based compensation expense relating to option grants recorded in research and development expenses were $108,157 and $550,957 respectively (three and six months ended May 31, 2010 - $Nil and $445,447).

The Company's total stock-based compensation for the three and six months ended May 31, 2011 was $136,521 and $592,569 respectively (three and six months ended May 31, 2010 - $443,116 and $448,354).

The Company has estimated its stock option forfeitures to be $Nil for the three and six months ended May 31, 2011 and 2010.

10.	Deferred share units

Effective May 28, 2010, the Company shareholders approved a Deferred Share Unit (“DSU”) Plan to grant DSUs to its non-management directors and reserved a maximum of 110,000 common shares for issuance under the plan. The DSU plan permits all non-management directors to defer receipt of all or a portion of their board fees until termination of the board service and to receive such fees in the form of common shares at that time. A DSU is a unit equivalent in value to one common share of the Company based on the trading price of the Company's common shares on the Toronto Stock Exchange. Upon termination of board service, the director will be able to redeem DSUs based upon the then market price of the Company's common shares on the date of redemption in exchange for any combination of cash or common shares as the Company may determine.

Intellipharmaceutics International Inc.
Notes to the unaudited interim consolidated financial statements
For the three and six months ended May 31, 2011 and 2010
(Stated in U.S. dollars)

10.	Deferred share units (continued)

During the year ended November 30, 2010 the Company had 5,041 DSU issuable to a non-management board member.  During the six months ended May 31, 2011 the Company issued these DSU’s to the non-management board member and recorded $20,094 as a charge to additional paid-in capital.

During the three and six months ended May 31, 2011, one non-management board member elected to receive director fees in the form of DSUs under the Company’s DSU plan.  Accordingly, for the three and six months ended May 31, 2011, the Company has accrued an expense of $6,711 and $13,383 respectively, for 1,679 and 3,173 DSUs. The value of DSUs issued has been recorded as a charge to selling, general and administration expense and accrued liabilities.

11.	Restricted share units

Effective May 28, 2010, the Company shareholders approved a Restricted Share Unit (“RSU”) Plan for officers and employees of the Company and reserved a maximum of 330,000 common shares for issuance under the plan. The RSU plan will form part of the incentive compensation arrangements available to officers and employees of the Company and its designated affiliates. A RSU is a unit equivalent in value to one common share of the Company. Upon vesting of the RSUs and the corresponding issuance of common shares to the participant, or on the forfeiture and cancellation of the RSUs, the RSUs credited to the participant’s account will be cancelled. No RSUs have been issued under the plan.

12.	Warrants

Under U.S. GAAP, where the strike price of warrants is denominated in a currency other than an entity's functional currency  the warrants would not be considered indexed to the entity’s own stock.  In connection with the February 1, 2011 private offering, the Company issued 4,800,000 five year Series A common shares purchase warrants to purchase one half of a share of common stock at an exercise price of $2.50 per whole share and 4,800,000 two year Series B common shares purchase warrants to purchase one half of a share of common stock at an exercise price of $2.50 per whole share.  As noted in Note 8 these warrants are considered to be a derivative liability.

The  fair value of the Series A warrants of $7,214,366 and Series B warrants of $5,441,216 have been initially estimated at February 1, 2011 using the Black-Scholes Options Pricing Model, using volatilities of 70% and 59%, risk free interest rates of 0.99% and 0.29%, expected lives of 5 and 2 years, and dividend yields in each case of Nil, respectively.

The Company also issued to the placement agents 96,000 warrants to purchase a share of common stock at an exercise price of $3.125 per share.  The fair value of the placement agents’ warrants was initially estimated at February 1, 2011 as $229,005 using the Black-Scholes Options Pricing Model, using volatility of 67%, a risk free interest rate of 0.99%, an expected life of 3 years, and a dividend yield of Nil. These placement agent warrants were expensed and are included in financing expense.

Intellipharmaceutics International Inc.
Notes to the unaudited interim consolidated financial statements
For the three and six months ended May 31, 2011 and 2010
(Stated in U.S. dollars)

12.	Warrants (continued)

The following table provides information on the 9,843,237 warrants outstanding and exercisable as of May 31, 2011:

	Number		Shares issuable
Exercise price	outstanding	Expiry	upon exercise
95.51	113,962	November 14, 2011	113,962
47.91	243,275	May 24, 2012	243,275
2.50	4,695,000	February 1, 2013	2,347,500
3.125	96,000	March 30, 2014	96,000
2.50	4,695,000	February 1, 2015	2,347,500
	9,843,237		5,148,237

During the three months ended May 31, 2011 the Company received cashless exercises of 210,000 warrants resulting in the issuance of 39,354 common shares.  Details of warrant transactions are as follows:

May 31,
2011

Outstanding, beginning of period	10,053,237
Exercised during the period	(210,000)
Outstanding, end of period	9,843,237

U.S. GAAP requires the fair value of these liabilities be re-measured at the end of every reporting period with the change in value reported in the statement of operations.  Accordingly, the fair value of the Series A and Series B warrants at May 31, 2011 using the Black-Scholes Options Pricing Model was estimated to be $6,487,805 and $4,466,497 respectively, and the fair value of the agent warrants was estimated to be $198,173, using the following assumptions as of May 31, 2011:

Warrants			Risk free	Expected
outstanding	Dividend	Volatility	rate	life
		%	%

4,695,000	-	68.4	1.21%	4.7 yrs
4,695,000	-	48.8	0.25%	1.7 yrs
96,000	-	65.8	0.25%	2.7 yrs

The fair value of the warrants obtained through the IPC arrangement agreement described in Note 1, outstanding at May 31, 2011 using the Black-Scholes Options Pricing Model was estimated to be $Nil (November 30, 2010 - $7,161), using the following assumptions as of May 31, 2011:

Warrants			Risk free	Expected
outstanding	Dividend	Volatility	rate	life
		%	%

113,962	-	45.3	0.25%	0.5
243,275	-	46.5	0.25%	1.0

The change in the fair value of the warrants from the previously recorded amount to May 31, 2011 amounting to $565,877 has been recorded as fair value adjustment of derivative liability in the statement of operations.

Intellipharmaceutics International Inc.
Notes to the unaudited interim consolidated financial statements
For the three and six months ended May 31, 2011 and 2010
(Stated in U.S. dollars)

13.	Income taxes

The Company has had no taxable income under the Federal and Provincial tax laws of Canada for the three and six months ended May 31, 2011 and May 31, 2010.  The Company has non-capital loss carry-forwards at May 31, 2011 totaling $13,297,790 in Canada and $138,213 in United States federal income tax losses that must be offset against future taxable income. If not utilized, the loss carry-forwards will expire between 2014 – 2031.

At May 31, 2011, the Company has a cumulative carry-forward pool of SR&ED expenditures in the amount of $6,968,241 Federal, which can be carried forward indefinitely.

At May 31, 2011 the Company had approximately $457,446 of Ontario harmonization credits, which will expire on the November 30, 2016 taxation year. These credits are subject to a full valuation allowance as they do not meet the more likely than not test.

At May 31, 2011, the Company had approximately $1,041,072 (2010 - $126,385) of unclaimed Canadian investment tax credits (ITCs) which expire from 2024 to 2030.

These losses and credits are subject to a full valuation allowance as they do not meet the more likely than not test.

14.	Contingencies

From time to time the Company may be exposed to claims and legal actions in the normal course of business, which may be initiated by the Company. As at May 31, 2011, there were no pending litigation or threatened claims outstanding other than the ones described in the following paragraphs.

Wyeth LLC, a wholly owned subsidiary of Pfizer Inc., filed a lawsuit for patent infringement against the Company in the United States District Court for the District of Delaware and for the Southern District of New York, relating to Intellipharmaceutics' generic version of Effexor XR® (venlafaxine hydrochloride extended release) capsules.

Wyeth served the Company with the Complaint in the Southern District of New York on August 31, 2010, and the Company filed its Answer and Counterclaim in response to the Complaint on or about December 17, 2010. Wyeth did not proceed with the Complaint in Delaware. Subsequent to May 31, 2011 the patent infringement litigation was settled, granting a non-exclusive license to the patents in suit that will permit the Company to launch a generic version of Effexor XR® in the U.S.

Pursuant to an arrangement agreement between Vasogen and Cervus dated August 14, 2009 (the "Cervus Agreement"), Vasogen and New Vasogen entered into an indemnity agreement (the "Indemnity Agreement"), which became an obligation of the Company as of October 22, 2009.

The Indemnity Agreement is designed to provide Cervus, with indemnification for claims relating to Vasogen's and New Vasogen's business that are brought against Cervus in the future, subject to certain conditions and limitations.

The Company's obligations under the Indemnity Agreement relating to the Tax pools defined in the Indemnity Agreement are limited to an aggregate of Cdn$1,455,000 with a threshold amount of Cdn$50,000 before there is an obligation to make a compensation payment. The Company does not expect to have to pay any amount under this indemnity agreement.

Intellipharmaceutics International Inc.
Notes to the unaudited interim consolidated financial statements
For the three and six months ended May 31, 2011 and 2010
(Stated in U.S. dollars)

14.	Contingencies (continued)

Elan Corporation, plc and Elan Pharma International Ltd., filed a Complaint against Intellipharmaceutics Corp., Intellipharmaceutics Ltd., and Par Pharmaceutical, Inc., Intellipharmaceutics’ development and commercialization partner for generic Focalin XR®, for alleged patent infringement in the United States District Court for the District of Delaware, relating to Intellipharmaceutics’ generic version of 30mg Focalin XR® (dexmethylphenidate hydrochloride) extended-release capsules. Separately, Celgene Corporation, Novartis Pharmaceuticals Corporation and Novartis Pharma AG, filed a Complaint against Intellipharmaceutics Corp. for alleged patent infringement in the United States District Court for the District of New Jersey, relating to Intellipharmaceutics’ generic version of 30mg Focalin XR®. In view of the previous settlement of litigation earlier filed by the same parties related to 5, 10, 15 and 20 mg dosage strengths, the Company believes it is reasonable to expect that the litigation relating to the 30mg strength could also be settled on terms satisfactory to the Company, although no assurance can be provided to this effect. Lawsuits such as these are an ordinary and expected part of the process of obtaining approval to commercialize a generic drug product in the United States. The Company remains confident that its generic version of 30mg Focalin XR® does not in any event infringe the patents in issue.

The Company has determined that the likelihood to pay any damages or other penalty to Elan Corporation, plc and Elan Pharma International Ltd., Celgene Corporation, Novartis Pharmaceuticals Corporation and Novartis Pharma AG in connection with the resolutions of these Complaints in its reasonably anticipated course is remote.

AstraZeneca Pharmaceuticals LP and AstraZeneca UK Limited (together “AstraZeneca”), the owners of the rights in the United States in Seroquel XR®, filed a lawsuit for patent infringement against the Company in the United States District Court for the District of New Jersey, relating to Intellipharmaceutics' generic version of Seroquel XR® (quetiapine fumarate extended-release) tablets.  AstraZeneca served the Company with the Complaint in the District of New Jersey on May 25, 2011. As at the date of this document, no further actions have been taken. Lawsuits such as these are an ordinary and expected part of the process of obtaining approval to commercialize a generic drug product in the United States. The Company remains confident that Intellipharmaceutics’ generic versions of Seroquel XR® do not in any event infringe the patents asserted in the above-noted lawsuit.

15.         Financial instruments

(a)	Fair values

Effective January 1, 2008, the Company adopted ASC topic 820, “Fair Value Measurements and Disclosures” which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of ASC 820 apply to other accounting pronouncements that require or permit fair value measurements. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date; and establishes a three level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

Inputs refers broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. To increase consistency and comparability in fair value measurements and related disclosures, the fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The three levels of the hierarchy are defined as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly for substantially the full term of the financial instrument.

Intellipharmaceutics International Inc.
Notes to the unaudited interim consolidated financial statements
For the three and six months ended May 31, 2011 and 2010
(Stated in U.S. dollars)

15.         Financial instruments (continued)

(a)	Fair values (continued)

Level 3 inputs are unobservable inputs for asset or liabilities.

The categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Fair value of cash and cash equivalents is measured based on Level 1 inputs referred to in the three levels of the hierarchy noted above.

The carrying values of cash and cash equivalents, accounts receivable, investment tax credits and accounts payable, capital lease obligations, due to related party, accrued liabilities approximates their fair values because of the short-term nature of these instruments.

(b)	Interest rate and credit risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates, relative to interest rates on cash, due to related parties and capital lease obligations due to the short-term nature of these balances.

Trade accounts receivable potentially subjects the Company to credit risk. The Company provides an allowance for doubtful accounts equal to the estimated losses expected to be incurred in the collection of accounts receivable.

The following table sets forth details of the cash and cash equivalents:

.	May 31,	November 30,
	2011	2010
	$	$

Cash	3,978,585	789,136
Bankers acceptance	4,499,685	-
(30 days maturity, interest 0.27%)
Total cash and cash equivalents	8,478,270	789,136

The following table sets forth details of the aged accounts receivable that are not overdue as well as an analysis of overdue amounts and the related allowance for doubtful accounts:

	May 31,	November 30,
	2011	2010
	$	$

Total accounts receivable	1,726	1,619
Less allowance for doubtful accounts	-	-
Total accounts receivable, net	1,726	1,619

Not past due	568	536
Past due for more than 31 days
but no more than 60 days	581	539
Past due for more than 61 days
but no more than 90 days	577	544
Past due for more than 91 days
but no more than 120 days	-	-
Past due for more than 120 days	-	-
Less allowance for doubtful accounts	-	-
Total accounts receivable, net	1,726	1,619

Intellipharmaceutics International Inc.
Notes to the unaudited interim consolidated financial statements
For the three and six months ended May 31, 2011 and 2010
(Stated in U.S. dollars)

15.         Financial instruments (continued)

(b)	Interest rate and credit risk (continued)

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of uncollateralized accounts receivable. The Company’s maximum exposure to credit risk is equal to the potential amount of financial assets. For the six months ended May 31, 2011, one customer accounted for 100% of accounts receivable of the Company. For the six months ended May 31, 2010, one customer accounted for 100% of net revenue of the Company and the same customer accounted for 100% of accounts receivable of the Company.

(c)	Foreign exchange risk

The Company has balances in Canadian dollars that give rise to exposure to foreign exchange (“FX”) risk relating to the impact of translating certain non-U.S. dollar balance sheet accounts as these statements are presented in U.S. dollars. A strengthening U.S. dollar will lead to a FX loss while a weakening U.S. dollar will lead to a FX gain. For each Canadian dollar balance of $1.0 million a +/- 10% movement in the Canadian currency held by the Company versus the US dollar would affect the Corporation’s loss and other comprehensive loss by $0.1 million.

Balances denominated in foreign currencies that are considered financial instruments are as follows:

		May 31, 2011
	U.S.	Canadian
FX rates used to translate to U.S.		1.0324
	$	$

Assets
Cash	1,572,622	1,523,242
Investment tax credits	789,577	764,784
	2,362,199	2,288,026
Liabilities
Accounts payable	483,150	467,979
Accrued liabilities	476,465	461,504
Employee cost payable	135,204	130,959
Capital lease	4,062	3,934
Due to related party	1,416,880	1,372,390
	2,515,761	2,436,766
Net exposure	(153,562)	(148,740)

(d)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty raising liquid funds to meet commitments as they fall due. In meeting its liquidity requirements, the Company closely monitors its forecast cash requirements with expected cash drawdown.

Intellipharmaceutics International Inc.
Notes to the unaudited interim consolidated financial statements
For the three and six months ended May 31, 2011 and 2010
(Stated in U.S. dollars)

15.	Financial instruments (continued)

(d)	Liquidity risk (continued)

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at May 31, 2011:

	Less than	3 to 6	6 to 9	9 months	Greater than
	3 months	months	months	1 year	1 year
	$	$	$	$	$

Accounts payable	917,432	-	-	-	-
Accrued liabilities	385,670	-	-	-	-
Employee cost payable	607,824	-	-	-	-
Lease obligations	3,024	1,038	-	-	-
Due to related parties	1,416,880	-	-	-	-
	3,330,830	1,038	-	-	-

16.	Segmented information

The Company's operations comprise a single reporting segment engaged in the research, development and manufacture of novel or generic controlled-release and targeted-release oral solid dosage drugs. As the operations comprise a single reporting segment, amounts disclosed in the financial statements for revenue, loss for the year, depreciation and total assets also represent segmented amounts. In addition, all of the Company's long-lived assets are in North America.

	Three months ended		Six months ended
	May 31,	May 31,	May 31,	May 31,
	2011	2010	2011	2010
	$	$	$	$

Revenue
Canada	-	-	-	-
United States	-	1,449,624	-	1,452,221
	-	1,449,624	-	1,452,221

			May 31,	May 31,
			2011	2010
			$	$
Total assets
Canada			10,558,259	6,391,276

Total property and equipment
Canada			998,712	1,056,008

17.	Subsequent events

The Company has evaluated subsequent events through the date of the release of the consolidated interim financial statements.  We are not aware of any subsequent events.